

Mail Stop 3561

September 1, 2015

Quinn P. Fanning
Chief Financial Officer
Tidewater Inc.
601 Poydras St., Suite 1500
New Orleans, Louisiana 70130

Re: Tidewater Inc.
Form 10-K for Fiscal Year Ended March 31, 2015
Filed on May 28, 2015
File No. 001-06311

Dear Mr. Fanning:

We have reviewed your August 18, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2015 letter.

Form 10-K for Fiscal Year Ended March 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Long Lived Assets, page 75

1.   In regard to your response to our prior comment number 1, please confirm that you will disclose the number of vessels (in both your active fleet and stacked fleet) whose carrying value exceeds their charter-free market value and the aggregate amount of the difference between these two amounts.

2.   With respect to the five asset groups that failed step 1, we note that when you compared the aggregate fair value (i.e. charter-free market value) to the aggregate carrying value, none of the asset groups required impairment. However, we also note the following from your periodic filings and recent earnings calls:

- deteriorating market conditions have lead you to stack vessels and record impairment charges during fiscal 2015 and the quarter ended June 30, 2015;
- the average age of newer vessels in your fleet is over seven years;
- 26 of the 38 stacked vessels at June 30, 2015 are newer vessels representing approximately 10% of your new vessel fleet;
- you have not sold any OSVs of recent vintage other than crew and smaller vessels; and
- the potential oversupply of OSVs in the industry.

In this regard, please reconcile and explain to us why the aggregate charter-free market value exceeded the aggregate carrying value of such vessels when the factors noted above appear to support the contrary and why you consider this to be reasonable. As part of your response, please explain the reason(s) for why it also appears the aggregate charter-free market value of the five assets groups exceeded its aggregate undiscounted cash flows (i.e. step 1).

3.   Please explain why fair value for the five asset groups that failed step 1 was determined by the charter-free market value of each vessel rather than the discounted cash flow method in accordance with your critical accounting policy for impairment of long-lived assets on page 75 and your accounting policy in the notes to the financial statements.

4.   For each of the five asset groups that failed step 1, please tell us the number of vessels in and the aggregate carrying value of the asset group, aggregate undiscounted cash flows amount, and aggregate fair value based on the charter-free market value and discounted cash flow method (assuming that method had been used). As part of your response, please provide the significant assumption(s) used in the cash flow analysis and the basis for each one.

5.   We understand that the primary estimates and assumptions used in reviewing active vessel groups for impairment include utilization rates, average dayrates, and average daily operating expenses, and that these estimates are made based on recent actual trends in utilization, dayrates and operating costs. In connection with the above comment, please provide us with the average dayrates and average daily operating expenses used in estimating undiscounted cash flows for purposes of your impairment analysis pursuant to ASC 360-10-35-30 for all of your active fleet and the historical period of time (e.g. 1, 3, 5, 10 years) upon which this information is based. Please provide the basis for the period of time for the amounts used and why you consider these amounts to be reasonable. Also, tell us how these amounts used in your analysis compare to actual amounts experienced currently and over the last year.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Item 2. Management's Discussion and Analysis

Fiscal 2016 First Quarter Business Highlights

Vessel Count, Dispositions, Acquisitions and Construction Programs, page 43

6. We note that you had a total of 38 vessels stacked at June 30, 2015, and that you recognized $11.7 million of impairments to stacked vessels for the quarter ended June 30, 2015. Of these vessels stacked at June 30, 2015, please tell us and revise to disclose the following:

   - The number and aggregate carrying value of stacked vessels impaired; and
   - For stacked vessels not impaired, the aggregate amount of their carrying value and the amount, if any, their carrying value exceeded their charter-free market value.

7. Additionally, please tell us whether any of the additional impairment charges related to vessels that were previously stacked and impaired at March 31, 2015. If so, please explain the change in the facts and circumstances that lead to the recognition of additional impairment charges during the quarter ended June 30, 2015 rather than at March 31, 2015.

8. We note you stacked an additional 23 vessels in the first quarter of fiscal 2016. We also note your disclosure on page 33 that the price of crude oil remained relatively stable during the quarter ended June 30, 2015. Please explain to us and disclose the reason(s) why the number of stacked vessels more than doubled during the quarter ended June 30, 2015. As part of your response, please provide the primary factors which lead to your decision to stack them in the first quarter of fiscal 2016, rather than at March 31, 2015.

9. Please explain to us the basis and timing for when you determine a vessel is inactive and should be stacked. In so doing, tell us if you have any inactive vessels that are not stacked.

10. We note you perform a review of your stacked vessels every six months or when circumstances warrant. In this regard, please clarify for us whether stacked vessels are tested for impairment at the time they are initially stacked. If not, please explain why, including when you test these vessels for impairment and the factors that must be present for you to do so.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure